BTCS INC.

9466 Georgia Avenue #124

Silver Spring, MD 20901

May 28, 2019

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BTCS Inc.
Registration Statement on Form S-1
File No. 333-231586

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, BTCS Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 P.M. on May 28, 2019, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Brian Bernstein, our legal counsel at (561) 471-3516.

Very truly yours,

/s/ Charles W. Allen
Charles W. Allen
Chief Executive Officer

cc:

Brian S. Bernstein, Esq.

Michael D. Harris, Esq.